4-15-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02027499

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period April 2, 2002 through April 15, 2002

IPSCO INC.
(Commission File No. 0-19661)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7
Telephone: (306) 924-7700
(Address of principal executive offices)

(Indicate by x mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F _x_

(Indicate by x mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _x_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

Exhibit Index

Exhibit No.	Description	Page No.
1.	News Release dated 15 April 2002	1
2.	News Release dated 02 April 2002	2-3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 April 2002

IPSCO Inc.

By:

John Comrie
Secretary

IPSCO

News Release

REMINDER NOTICE

IPSCO INC. FIRST QUARTER RESULTS

April 15, 2002 -- (NYSE:IPS) IPSCO will be releasing its first quarter results on April 22, 2002. A conference call for analysts interested in discussing the results has been scheduled for 11 am EDST on Monday April 22nd. Participating in the call will be David Sutherland, President and Chief Executive Officer, Bob Ratliff, Vice President and Chief Financial Officer, and Anne Parker, Vice President. If you would like to participate in the call please dial 640-4127 if you are within the 416 area code or 888-881-4892 if you are outside the 416 code. Please dial in 5 minutes before the call starts to ensure that you get a line. Questions will be answered following a brief presentation from the company representatives. The text of the results will have been faxed or e-mailed out to you earlier. If you have not yet supplied us with your email address and would like to receive information from us in that manner please email your address to vmarchessault@ipsco.com.

The Conference call will be webcast live in its entirety (including the question and answer portion) on the IPSCO website. It will be archived and will remain on the site following the call.

If you are unable to participate in the call and would like access to the audio call the postview number which is 416-640-1917 and the reservation/access number is 181628#. The postview call will be available for two business days beginning at 1:00 pm EDST April 22, 2002.

Company Contact:
Anne Parker, Vice President, Trade Policy and Communications
IPSCO
Tel. 630-810-4790
Release #02-13

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IPSCO

News Release

For Immediate Release

IPSCO COMMENTS ON FIRST QUARTER RESULTS
Improved Demand, Pricing and Operations

[Lisle, Illinois] [April 2, 2002] -- IPSCO Inc. (NYSE/TSE:IPS) announced today that although first quarter results will not be available for a couple of weeks the company is off to a better start than anticipated. David Sutherland, President and Chief Executive Officer said, "All three of our steelworks are performing well. Montpelier continues to better its own performance records following modifications undertaken during a 17-day shutdown last October. Utilization at the Mobile Steelworks continues to go up because of improved market demand, and pricing for discrete plate and hot rolled coil have improved over the fourth quarter of last year. The weather in Western Canada, which affects commercial activity for our energy tubular business, has been favorable relative to normal spring thaw conditions. Consequently, the first quarter loss will not be as large as some analysts currently forecast and should be on the favorable end of the range. Analyst estimates for the first quarter loss range from 5 cents to 18 cents."

"The fact that IPSCO's order book is currently strong is promising even though traditionally, IPSCO's oil country tubular goods business is soft during the second quarter because of spring thaw. While each week's new indicators suggest strengthening economic circumstance, it is not clear if order patterns reflect temporary inventory corrections or a sustainable economic improvement. There is also continued uncertainty with the outlook for the energy sector."

Sutherland concluded by saying that "regardless of current uncertainties, longer term, IPSCO's very modern and well located facilities, willing and proven employees and sound financial footing will allow the company to take the fullest possible advantage of the North American marketplace."

For further information on IPSCO, please visit the company's Web site at www.ipsco.com.

This news release contains forward looking information with respect to IPSCO=s operations and beliefs. Actual results may differ from these forward looking statements due to numerous factors including the conduct of exporting countries, and the demand for steel in the U.S. These and other factors are outlined in IPSCO=s regulatory filings with the Securities and Exchange Commission, including those on IPSCO=s Annual Report for 2001, its MD&A., particularly as discussed under the heading "Business Risks and Uncertainties", and Form 40-F.

Company Contact:
Bob Ratliff, Vice President and Chief Financial Officer
IPSCO Inc.
Tel. (630) 810-4769
Release #02-12

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